Exhibit 12.0

United Air Lines, Inc. and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges
and Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements

	Successor	Predecessor
	Period from February 1 to September 30,	Period from January 1 to January 31,	Nine Months Ended September 30,
(In Millions)	2006	2006	2005
Earnings (losses):
Earnings (loss) before income taxes and adjustments for minority interest and equity earnings/(losses) in affiliates	$155	$22,620	$(4,126)
Add (deduct):
Fixed charges, from below	731	64	573
Distributed earnings of affiliates	3	—	—
Amortization of capitalized interest	—	1	11
Interest capitalized	(10)	—	4
Earnings (loss) as adjusted	$879	$22,685	$(3,538)
Fixed charges:
Interest expense, including capitalized amounts and amortization of debt costs	$507	$42	$361
Portion of rental expense representative of the interest factor	224	22	212
Fixed charges, as above	731	64	573
Preferred stock dividend requirements (pre-tax)*	11	—	—
Fixed charges including preferred stock dividends	$742	$64	$573
Ratio of earnings to fixed charges	1.20	354.45	(a)
Ratio of earnings to fixed charges and preferred dividend requirements	1.18	(b)	(b)

(a)           Earnings were inadequate to cover fixed charges by $4.1 billion for the first nine months of 2005.

(b)          Preferred dividend requirements were nonexistent for the Predecessor Company as push down accounting was not applied prior to the adoption of fresh-start reporting.

*                    Successor Company dividends were adjusted using an estimated 2006 effective tax rate of approximately 41%.